BP Midstream Partners LP

501 Westlake Park Boulevard

Houston, Texas 777079

October 23, 2017

By EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BP Midstream Partners LP

Registration Statement on Form S-1 (as amended)

File No. 333-220407

Ladies and Gentlemen:

On behalf of BP Midstream Partners LP (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 3:00 p.m. (Washington, D.C. time) on October 25, 2017, or as soon thereafter as practicable, unless the Partnership notifies you otherwise prior to such time.

This request has also been transmitted via EDGAR. Please direct any questions that you have with respect to the foregoing to David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or Sarah K. Morgan of the same firm at (713) 758-2977.

Very truly yours,

BP Midstream Partners LP

By:	BP Midstream Partners GP LLC,
its general partner

By:	/s/ Hans Boas
Name:	Hans Boas
Title:	Chief Legal Counsel and Secretary

Signature Page to Company Acceleration Request